UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

AIR TRANSPORT SERVICES GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00922R105

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 2 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC	73-1726370

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*	AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,230,354 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 11,230,354 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,230,354 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (See Item 5)

14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 3 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P.	20-4117535

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*	WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)

14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 4 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners III, L.P.	20-5329858

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*	WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)

14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 5 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Partners, L.P.	20-4117349

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*	AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,152,425 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 11,152,425 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,152,425 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (See Item 5)

14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 6 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC	20-4442412

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*	AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,152,425 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 11,152,425 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,152,425 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (See Item 5)

14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 7 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc.	13-4057186

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*	AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,230,354 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 11,230,354 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,230,354 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (See Item 5)

14.	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 8 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*	AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,230,354 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 11,230,354 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,230,354 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (See Item 5)

14.	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 9 OF 14 PAGES

This Amendment No. 11 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on September 24, 2007, Amendment No. 2 thereto, filed with the SEC on February 7, 2008, Amendment No. 3 thereto, filed with the SEC on December 3, 2008, Amendment No. 4 thereto, filed with the SEC on January 6, 2009, Amendment No. 5 thereto, filed with the SEC on February 3, 2009, Amendment No. 6 thereto, filed with the SEC on May 26, 2009, Amendment No. 7 thereto, filed with the SEC on June 1, 2009, Amendment No. 8 thereto, filed with the SEC on August 29, 2011, Amendment No. 9 thereto, filed with the SEC on June 18, 2012, and Amendment No. 10 thereto, filed with the SEC on August 14, 2012 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Air Transport Services Group, Inc., a Delaware corporation (“ATSG”), formerly known as ABX Holdings, Inc. and ABX Air, Inc. Through this Amendment No. 11, Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), joins as a filer of this Schedule 13D. In addition, this Amendment No. 11 will constitute an exit filing for RMCP II and RMCP III. RMCP LLC, RMCP II, RMCP III, RMP and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 11) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended to include the following information:

Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), joins as a filer of this Schedule 13D. RMCP GP is the general partner of RMP and thus may be deemed to control RMP. The principal executive offices of RMP are located at 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067. The principal business of RMP is investment. RMP was not formed for the specific purpose of investing in the securities of ATSG.

During the last five years, RMP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which RMP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

Amendment No. 10 to this Schedule 13D, which was filed with the SEC on August 14, 2012, reported that RMCP II and RMCP III held in the aggregate 10,550,425 shares of Common Stock. Between August 14, 2012 and August 16, 2012, RMCP II acquired an additional 602,000 shares of Common Stock using its own working capital increasing the aggregate Common Stock held by RMCP II and RMCP III to 11,152,425 shares.

Prior to December 31, 2012, RMP was the sole limited partner of each of RMCP II and RMCP III, and RMCP GP was the sole general partner of each of RMP, RMCP II and RMCP III. On December 31, 2012 as part of an internal restructuring, RMCP II and RMCP III distributed all Common Stock held by them to RMP in a transaction that resulted in a change in the form of ownership of such Common Stock by RMP but not in a change in pecuniary interest in such Common Stock by RMP or a change in the control over such Common Stock by RMCP GP and RMCP LLC. As a result of such internal restructuring, RMP became the direct holder of these shares of Common Stock, and RMCP II and RMCP III ceased to beneficially own any Common Stock. Each of RMCP II and RMCP III was subsequently dissolved.

In connection with Mr. Teets’ service on the Board of ATSG since 2009, ATSG has issued Mr. Teets, in the aggregate, 77,929 restricted stock units for a zero purchase price (the “RSUs”) as part of his director compensation, all of which RSUs are fully vested. Mr. Teets has transferred beneficial ownership of all such RSUs to RMCP LLC.

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 10 OF 14 PAGES

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)	RMCP II and RMCP III each ceased to own any Common Stock and ceased to have any power to vote or direct the vote, or any power to dispose or direct the disposition, of any shares of Common Stock, in each case, as of December 31, 2012.

RMP beneficially owns, in the aggregate, 11,152,425 shares of Common Stock, which represent approximately 17.3% of the outstanding Common Stock(1). RMP has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 11,152,425 shares of Common Stock.

Due to its ownership of the RSUs, RMCP LLC may be deemed to beneficially own directly 77,929 shares of Common Stock underlying the RSUs (the “RSU Shares”), representing approximately 0.1% of the outstanding Common Stock (after giving effect to the RSU Shares). RMCP LLC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of the RSU Shares.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMP, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP. As a result, RMCP LLC may be deemed to beneficially own, in the aggregate, 11,230,354 shares of Common Stock, representing 17.4% of the outstanding Common Stock after giving effect to the RSU Shares. In addition, because each of RMCM and Mr. Mesdag may be deemed to control RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the RSU Shares beneficially owned by RMCP LLC, as well as all of the shares of Common Stock beneficially owned by RMP. Therefore, each of Mr. Mesdag and RMCM may be deemed to beneficially own, in the aggregate, 11,230,354 shares of Common Stock, representing 17.4% of the outstanding Common Stock after giving effect to the RSU Shares.

Other than shares of Common Stock beneficially owned by RMP and RMCP LLC, none of the Reporting Persons or Mr. Teets may be deemed to beneficially own any shares of Common Stock.

Each of RMCP LLC, RMP and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 5(e) of this Schedule 13D is hereby amended to include the following information:

(e)	RMCP II and RMCP III each ceased to beneficially own any Common Stock on December 31, 2012.

(1)

All calculations of percentage ownership in this Schedule 13D are based on approximately 64,359,057 shares of Common Stock estimated to be issued and outstanding as of November 6, 2015, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2015, which was filed by ATSG with the SEC on November 6, 2015.

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 11 OF 14 PAGES

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended to include the following information:

On March 8, 2016, RMP entered into a voting agreement with Amazon.com, Inc. (“Amazon”) and ATSG (the “Voting Agreement”), pursuant to which RMP has agreed to vote all of its shares of Common Stock in favor of, among other things, an amendment to ATSG’s certificate of incorporation that would authorize a sufficient number of shares to permit the exercise in full of certain warrants granted to Amazon in connection with commercial agreements whereby ATSG agreed to operate an air cargo network to serve Amazon customers in the United States. The Voting Agreement also contains a restriction on RMP’s ability to sell its shares of Common Stock until immediately following ATSG’s annual meeting of stockholders to be held in the 2016 calendar year.

The Voting Agreement will terminate upon the earliest to occur of several events, but no later than immediately following ATSG’s annual meeting of stockholders to be held in the 2017 calendar year; provided that the restrictions on RMP’s ability to sell its shares of Common Stock shall terminate immediately after ATSG’s annual meeting of stockholders to be held in the 2016 calendar year.

The foregoing references to and description of the Voting Agreement do not purport to be complete and are subject, and are qualified in their entirety by reference, to the full text of the Voting Agreement, which is incorporated by reference in this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

6	Joint Filing Agreement dated as of March 11, 2016, by and among the Reporting Persons (filed herewith).

7	Voting Agreement dated as of March 8, 2016, by and among Red Mountain Partners, L.P., Amazon.com, Inc., and Air Transport Services Group, Inc. (filed herewith).

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 12 OF 14 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2016

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 13 OF 14 PAGES

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 14 OF 14 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of November 20, 2006, by and among certain of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 20, 2006).

2	Letter, dated as of September 24, 2007, from Red Mountain Capital Partners LLC to the board of directors of ABX Air, Inc. (incorporated by reference to Exhibit 2 to the Amendment No. 1 to this Schedule 13D filed by the Reporting Persons with the SEC on September 24, 2007).

3	Confidentiality and Standstill Agreement, dated as of February 6, 2008, by and between ABX Holdings, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 3 to the Amendment No. 2 to this Schedule 13D filed by the Reporting Persons with the SEC on February 7, 2008).

4	Confidentiality and Standstill Agreement, dated as of February 2, 2009, by and between Air Transport Services Group, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 4 to the Amendment No. 5 to this Schedule 13D filed by the Reporting Persons with the SEC on February 3, 2009).

5	First Amendment to Confidentiality and Standstill Agreement, dated as of June 11, 2012, by and between Air Transport Services Group, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by ATSG with the SEC on June 18, 2012).

6	Joint Filing Agreement dated as of March 11, 2016, by and among the Reporting Persons (filed herewith).

7	Voting Agreement dated as of March 8, 2016, by and among Red Mountain Partners, L.P., Amazon.com, Inc., and Air Transport Services Group, Inc. (filed herewith).